Exhibit 99.1

SilverCrest Announces Receipt of Final Order Approving Arrangement with First Majestic

TSX: SVL NYSE MKT:SVLC

VANCOUVER, Sept. 30, 2015 /CNW/ - SilverCrest Mines Inc. ("SilverCrest" or the "Company") is pleased to announce that the Supreme Court of British Columbia issued today a final order approving the arrangement (the "Arrangement") involving SilverCrest, SilverCrest Metals Inc. and First Majestic Silver Corp. that was previously approved by the shareholders.

The Arrangement is expected to become effective on October 1, 2015, subject to the satisfaction of other customary conditions.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC.  SilverCrest's flagship property is the 100%owned Santa Elena Mine, located in the State of Sonora, Mexico.

ON BEHALF OF THE BOARD OF SILVERCREST MINES INC.

"J. Scott Drever"

J. Scott Drever, CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "ForwardLooking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forwardlooking information" under applicable Canadian securities laws. These forwardlooking statements or information relate to, among other things: the anticipated timing of closing of the Arrangement.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forwardlooking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary stock exchange, creditor and regulatory approvals or consents and lack of material changes with respect to First Majestic and SilverCrest and their respective businesses, all as more particularly set forth in the Arrangement Agreement between the companies available at www.sedar.com and www.sec.gov/edgar.

Readers are cautioned against attributing undue certainty to forwardlooking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forwardlooking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE SilverCrest Mines Inc.

%CIK: 0001275166

For further information: contact SilverCrest at 1-866-691-1730 or via its website at www.silvercrestmines.com.

CO: SilverCrest Mines Inc.

CNW 22:11e 30-SEP-15